SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(AMENDMENT NO. 5)
Dynamex Inc.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
26784F103

(CUSIP Number)
July 30, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	26784F103	13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas F. Frist III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%*

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	26784F103	13G	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:	Dynamex Inc.
Item 1(b).	Address of Issuer’s	1870 Crown Drive
	Principal Executive	Dallas, TX 75234
Offices:
Item 2(a).	Name of Person Filing:	See Item 1 of page 2
Item 2(b).	Address of Principal	3100 West End Avenue, Suite 500
	Business Office or, if none, Residence:	Nashville, TN 37203
Item 2(c).	Organization/Citizenship:	See Item 4 of page 2
Item 2(d).	Title of Class	common stock, $.01 par value
Of Securities:
Item 2(e).	CUSIP Number:	26784F103
Item 3.	Inapplicable.

Item 4.	Ownership.

Total
Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class	Power	Power	Dispose	Dispose
Thomas F. Frist III	0	0%*	0	0	0	0

*	Based on 9,724,574 shares of Common Stock outstanding as of May 31, 2009 as reported on the Company’s quarterly report on Form 10-Q for the quarter ended April 30, 2009 filed with the Commission on June 5, 2009.

CUSIP No.	26784F103	13G	Page	4	of	5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Inapplicable

Item 8.	Identification and Classification of Members of the Group.
     Inapplicable

Item 9.	Notice of Dissolution of Group.
     Inapplicable

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	26784F103	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2009
Date

/s/ Thomas F. Frist III
(Signature)

Thomas F. Frist III
(Name/Title)